VerifyMe, Inc.

75 S. Clinton Ave., Suite 510

Rochester, NY 14604

June 3, 2020

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	VerifyMe, Inc. Registration Statement on Form S-1, as amended (File No. 333-237950)

Ladies and Gentlemen:

VerifyMe, Inc. hereby requests that its acceleration request dated June 1, 2020 relating to the effective date of the above-referenced Registration Statement be withdrawn.

If you have any questions or comments, please contact Alexander McClean, Esq. of Harter Secrest & Emery LLP, counsel to the Registrant, at (585) 231-1248.

Very truly yours,

VerifyMe, Inc.

By:	/s/ Patrick White
Patrick White
President and Chief Executive Officer